UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

Auspex Pharmaceuticals, Inc.

(Name of Subject Company (Issuer))

Aurum Merger Sub, Inc.

a wholly owned subsidiary of

Teva Pharmaceutical Industries Ltd.

(Names of Filing Persons (Offerors))

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

05211J102

(CUSIP Number of Class of Securities)

Eyal Desheh

Chief Financial Officer

Teva Pharmaceutical Industries Ltd.

5 Basel Street

P.O. Box 3190

Petach Tikva 4951033, Israel

972-3-914-8171

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Stuart M. Cable, Esq.

Lisa R. Haddad, Esq.

Jared G. Jensen, Esq.

Goodwin Procter LLP

53 State Street

Boston, MA 02109

617-570-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$3,467,489,538.94	$402,923.00

(1)	Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated by adding (i) 31,834,373 outstanding shares of common stock of Auspex Pharmaceuticals, Inc. (“Auspex”), par value $0.0001 per share (the “Shares”), multiplied by the offer price of $101.00 per Share, (ii) 2,641,258 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $101.00 per Share, multiplied by $77.55, which is the offer price of $101.00 per Share minus the weighted average exercise price for such options of $23.45 per Share, (iii) 268,013 restricted stock units multiplied by the offer price of $101.00 per Share, (iv) 185,614 Shares issuable pursuant to outstanding warrants with an exercise price less than the offer price of $101.00 per Share, multiplied by $97.12, which is the offer price of $101.00 per Share minus the weighted average exercise price for such warrants of $3.88 per Share and (v) 22,719 Shares estimated to be subject to outstanding purchase rights under Auspex’s 2014 Employee Stock Purchase Plan as of the purchase date of May 20, 2015 multiplied by the offer price of $101.00 per Share. The calculation of the filing fee is based on information provided by Auspex as of April 6, 2015.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2015, issued August 29, 2014, by multiplying the transaction value by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$402,923.00	Filing Party:	Teva Pharmaceutical Industries Ltd.
Form or Registration No.:	Schedule TO	Date Filed:	April 7, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed by Aurum Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Teva Pharmaceutical Industries Ltd., an Israeli corporation (“Teva”), with the U.S. Securities and Exchange Commission (the “SEC”) on April 7, 2015 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of the common stock, par value $0.0001 per share (the “Shares”), of Auspex Pharmaceuticals, Inc., a Delaware corporation (“Auspex”), at a price of $101.00 per Share, net to the seller in cash (less any required withholding taxes and without interest), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 7, 2015 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal, a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO, which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

The information set forth in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated by reference in answers to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided herein.

This Amendment No. 2 is being filed to amend and supplement Item 11 of the Schedule TO as reflected below.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

Section 13— “Conditions to the Offer” of the Offer to Purchase is hereby amended and supplemented by adding the following to the end of such Section 13:

“The condition to the Offer requiring that the waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated has been satisfied by the expiration of the HSR Act waiting period, effective April 23, 2015.

Even though the requisite waiting period under the HSR Act has expired, at any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC has the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of assets of Teva, Auspex or any of their respective subsidiaries or affiliates. The Antitrust Division, U.S. state attorneys general and private persons may also bring legal action under the U.S. federal antitrust laws. While we believe that the consummation of the Offer will not violate any U.S. federal antitrust law, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger.”

In Section 15— “Certain Legal Matters” of the Offer to Purchase, the third and fourth paragraphs appearing under the heading “Antitrust” are hereby deleted and replaced in their entirety to read as follows:

“We and Auspex each filed our Premerger Notification and Report Forms with the FTC and the Antitrust Division on April 8, 2015 and April 7, 2015, respectively, for review in connection with the Offer. The initial waiting period under the HSR Act expired, effective April 23, 2015 at 11:59 p.m. Accordingly, the condition to the Offer requiring that the waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated has been satisfied. The Offer continues to be subject to the remaining conditions set forth in Section 13—“Conditions of the Offer” of the Offer to Purchase.

Even though the requisite waiting period under the HSR Act has expired, at any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC has the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of assets of Teva, Auspex or any of their respective subsidiaries or affiliates. The Antitrust Division, U.S. state attorneys general and private persons may also bring legal action under the U.S. federal antitrust laws. While we believe that the consummation of the Offer will not violate any U.S. federal antitrust law, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Teva Pharmaceutical Industries Ltd.

By:	/s/ Eyal Desheh
Name:	Eyal Desheh
Title:	Group EVP & Chief Financial Officer

Aurum Merger Sub, Inc.

By:	/s/ Larry Downey
Name:	Larry Downey
Title:	President

Dated: April 24, 2015

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated April 7, 2015

(a)(1)(B)*	Form of Letter of Transmittal (including IRS Form W-9 and associated instructions)

(a)(1)(C)*	Form of Notice of Guaranteed Delivery

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)*	Form of Summary Advertisement, published April 7, 2015 in The Wall Street Journal

(a)(5)(A)	Joint Press Release issued by Teva and Auspex on March 30, 2015 (incorporated by reference to Exhibit 99.1 to the Pre-Commencement Communication on Schedule TO filed by Teva and Purchaser with the Securities and Exchange Commission on March 30, 3015)

(a)(5)(B)	Investor Presentation of Teva dated March 30, 2015 (incorporated by reference to Exhibit 99.2 to the Pre-Commencement Communication on Schedule TO filed by Teva and Purchaser with the Securities and Exchange Commission on March 30, 2015)

(a)(5)(C)	Transcript of Investor Conference Call held by Teva on March 30, 2015 (incorporated by reference to Exhibit 99.1 to the Pre-Commencement Communication on Schedule TO filed by Teva and Purchaser with the Securities and Exchange Commission on March 31, 3015)

(d)(1)	Agreement and Plan of Merger, dated March 29, 2015, by and among Teva, Purchaser and Auspex (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Auspex with the Securities and Exchange Commission on March 30, 2015)

(d)(2)	Form of Tender and Support Agreement, dated March 29, 2015, by and among Teva, Purchaser and the directors, executive officers and certain stockholders of Auspex (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Auspex with the Securities and Exchange Commission on March 30, 2015)

(d)(3)*	Confidentiality Agreement, dated March 1, 2015, by and between Auspex and Teva

*	Previously filed.